UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  29549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            THE QUAKER OATS COMPANY
                               (Name of Issuer)


                         Common Stock ($5.00 par value)
                         (Title of class of Securities)


                                  747402105
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  COVER PAGE

    CUSIP No.  747402105                             Page 1 of 1 Pages
                                      13G

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Quaker Employee Stock Option Plan

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)  ___
                  N/A               (b)  ___

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                321 N. Clark Street, Chicago, Illinois 60610

                5  SOLE VOTING POWER - 8,890,962 (includes 2,281,188 shares of common stock, based on conversion of 1,036,904 convertible
  NUMBER OF        preferred stock, shares at the conversion rate of 2.2.)
  SHARES
  BENEFICIALLY  6  SHARED VOTING POWER
  OWNED BY
  EACH                0
  REPORTING
  PERSON        7  SOLE DISPOSITIVE POWER - 8,890,962 (includes 2,281,188 shares
  WITH             of common stock, based on conversion of 1,036,904 convertible preferred stock shares at the conversion rate of 2.2.)

                8  SHARED DISPOSITIVE POWER

                      0

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,890,962

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                N/A

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.30145%

  12  TYPE OF REPORTING PERSON*

                EP
                     *SEE INSTRUCTIONS BEFORE FILING OUT

ITEM 1.   (a)  Name of Issuer - The Quaker Oats Company
          (b) Address of Issuer's Principal Executive Office - 321 N. Clark St., Chicago, IL 60610


ITEM 2.   (a)  Name of Person Filing - Cover Page Item 1
          (b)  Address of Principal Business Office - Cover Page Item 4
          (c)  Citizenship - N/A
          (d)  Title of Class of Securities - Common Stock ($5.00 par value)
          (e)  CUSIP Number - 747402105


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
          (a)  ___  Broker or Dealer registered under Section 15 of the Act
          (b)  ___  Bank as defined in section 3(a)(6) of the Act
          (c)  ___  Insurance Company as defined in section 3(a)(19) of this act
          (d)  ___  Investment Company registered under section 8 of the
                     Investment Company Act
          (e)  ___  Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
          (f)   X   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
          (g)  ___  Parent Holding Company, in accordance with section
                     240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  ___  Group, in accordance with section 240.13d(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13-d1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned - Cover Page Item 9
          (b)  Percent of Class - Cover Page Item 11
          (c)  Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote - Cover Page
                      Item 5
               (ii)  shared power to vote or to direct the vote - Cover Page
                      Item 6
               (iii) sole power to dispose or to direct the disposition of -
                      Cover Page Item 7
               (iv)  Shared power to dispose or to direct the disposition of -
                      Cover Page Item 8


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.





                                    PAGE 1

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
               SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.


ITEM 10.  CERTIFICATION.

          The following certification shall be included if the statement if filed pursuant to rule 13d-1(b):


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   The Quaker Employee Stock Ownership Plan
                                   Administrative Committee

                                   /s/ DENNIS CORRY
                                   Dennis Corry, Member

                                   /s/ KATHLEEN KEARNEY
                                   Kathleen Kearney, Member

                                   /s/ ANNE TUMMINARO
                                   Anne Tumminaro, Member

                                   February 13, 1998